_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 30 August 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

30 August 2004

For the information of your local markets, please find following the supplementary information required by the Listing Rules of the Australian Stock Exchange following the preliminary announcement on 18 August of the BHP Billiton Group Results for the Financial Year ended 30 June 2004.

Karen Wood
Company Secretary

30 August 2004

APPENDIX 4E TO THE LISTING RULES OF THE AUSTRALIAN STOCK EXCHANGE

Supplementary Information - Preliminary Final Results

Name of Company: BHP Billiton Limited

A.B.N.: 49 004 028 077

Supplementary Information - Preliminary final results for 12 months to 30/6/2004

This supplementary information required by the Listing Rules of the Australian Stock Exchange includes the combined results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries, for the full year ended 30 June 2004 compared with the full year ended 30 June 2003, prepared in accordance with Australian Generally Accepted Accounting Principles. The information is supplementary to the results of the BHP Billiton Group for the full year ended 30 June 2004 announced to the market on 18 August 2004.

Results for the Financial Year 2004

Discussion and Analysis

Basis of presentation of financial information

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role.

Accounting and reporting on the DLC merger

In accordance with the Australian Securities and Investments Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this information presents the financial results of the BHP Billiton Group as follows:

  Results for the years ended 30 June 2004 and 30 June 2003 are of the combined entity including both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies; and,

  Results are presented in US dollars unless otherwise stated.

Results for the year ended 30 June 2004

Overview

The Group set new records this year, both in terms of its operations and its financial results. This record result is reflective of strong market conditions and the successful execution of our business strategy. Since the creation of BHP Billiton, we have consistently focused on maximising the operating performance of our world class assets and reducing costs and improving the efficiencies of our businesses. We have utilised the growing cash flows generated from these businesses to invest in value accretive organic growth projects which have enabled us to benefit from the market conditions we are now experiencing.

Net profit attributable to members of the BHP Billiton Group for 2004 increased by 83.0% to US$3 403 million (2003: US$1 860 million) and production records were set at many operations across our business.

Profit before borrowing costs and tax

Profit before borrowing costs and tax was US$4 859 million compared to a profit of US$3 294 million for 2003. Excluding significant items (refer below), profit before borrowing costs and tax was US$5 327 million, an increase of 60.8% when compared to a profit of US$3 313 million in the corresponding period. The following represent the major factors affecting profit before borrowing costs and tax (excluding significant items and outside equity interests) for the year ended 30 June 2004, compared with the prior period:

  Higher commodity prices for copper, nickel, petroleum products, aluminium, export energy coal, ferrochrome and iron ore increased profit significantly.

  Higher sales volumes of copper, iron ore, aluminium, natural gas, LPG, manganese ore, metallurgical coal and diamonds, partially offset by lower oil and titanium feedstock product volumes, resulted in a net positive impact on profit.

  Ceased and sold operations had a favourable impact on profit. This mainly reflects the impact of divested assets including the Group's petroleum assets in Bolivia, the Alumbrera copper/gold mine in Argentina, and our 33.6% interest in the Highland Valley Copper mine (Canada).

  Asset sales favourably impacted profit, mainly due to the sale of non-core assets in the current period, including a non-core royalty interest in December 2003 and sales of non-core mineral rights.

  New operations increased profit, mainly due to the commencement of commercial production from the Ohanet wet gas development in Algeria from October 2003.

  Stronger A$/US$ and rand/US$ average exchange rates on operating costs had an unfavourable impact on profit. The conversion of rand and Australian dollar denominated net monetary liabilities at balance date had a favourable impact on profit, which was mainly due to the closing A$/US$ exchange rate appreciating 3.4% during the current period compared with an appreciation of 17.7% in the corresponding period. Gains on legacy A$/US$ currency hedging of US$39 million in the current period had a favourable impact of US$125 million compared to losses of US$86 million in the corresponding period.

  Higher price-linked costs decreased profit, mainly due to increased taxes on petroleum products, and higher LME-linked costs. Inflationary and other input cost pressures, principally in South Africa and Australia, increased costs. These factors were partially offset by favourable operating cost performance.

  Exploration expense was approximately US$85 million higher than the prior period reflecting increased exploration activity in the Gulf of Mexico (US), Trinidad and Tobago and Western Australia.

Significant items

Significant items increased attributable profit by US$41 million (after tax) during the year, as follows.

The Group refined its plans in relation to certain closed operations. This resulted in a charge of US$534 million (US$512 million after tax) comprising:

  At Southwest Copper (US), a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term costs, (including overhead and water management) and an increase in the residual value of certain assets; and,

  At other closed sites, a charge of US$109 million (before a tax benefit of US$22 million), in relation to the Island Copper mine (Canada), the Newcastle steelworks (Australia), the Selbaie copper mine (Canada), and several other smaller sites.

The Group announced it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton has recorded a gain of US$66 million (US$48 million after tax).

BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This resulted in the restatement of deferred tax balances and a tax benefit of US$267 million being recorded in accordance with Australian Generally Accepted Accounting Principles (GAAP).

The level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada has increased to the extent that some of the provisions against deferred tax assets established in prior years are no longer necessary. This is a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group has recorded a tax benefit of US$238 million.

The significant item for the year ended 30 June 2003 arose from the demerger of the Group's BHP Steel business which became unconditional on 1 July 2002. A 6 per cent interest in BHP Steel was retained by the Group upon demerger which was sold in July 2002 for US$75 million. The loss of US$19 million associated with this sale was recognised in the year ended 30 June 2003 as a significant item in relation to Discontinued Operations.

Merger benefits, cost savings and efficiency gains

As of 30 June 2004, including other efficiency gains of US$70 million, the Group had achieved total merger benefits, additional cost savings and efficiency gains of US$780 million. Cost savings of US$115 million during the year were driven by the continuation of our Operating Excellence program, strategic sourcing and marketing initiatives. The additional efficiency gains of US$70 million came from items that to date have not been counted towards the original cost savings target.

These programs and initiatives have been embedded in the way the BHP Billiton Group does business. As a result, we expect to see continued improvements in future periods, although there is growing pressure on input costs based on the current strong demand environment.

Borrowing costs

Total borrowing costs, including capitalised interest and excluding discounting on provisions and other liabilities and exchange differences on Group borrowings, fell from US$400 million to US$367 million. This was principally driven by lower average debt levels and active management of the Group's debt portfolio which has resulted in lower average interest rates. Exchange losses on Group borrowings, mainly relating to the translation of rand denominated debt, were US$109 million compared with losses of US$117 million in the corresponding period.

Taxation

The tax charge on earnings was US$870 million, which included the tax benefits of significant items totalling US$509 million as noted above. Excluding the benefit of these significant items, the tax charge would be US$1 379 million, representing an effective rate of 28.5%. The underlying effective rate was 27.5% before the impacts of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, mainly attributable to the strengthening of both the rand and Australian dollar against the US dollar during the period.

Balance Sheet

Net assets and equity for the BHP Billiton Group were US$15 425 million at 30 June 2004, an increase of US$2 586 million from the previous year. Net borrowings for the BHP Billiton Group decreased by 17.4% to US$4 769 million at 30 June 2004. As a consequence of the above, the gearing ratio decreased to 23.6 per cent, compared with 31.0 per cent at 30 June 2003.

Net tangible assets per ordinary fully paid share were US$2.35 as at 30 June 2004 compared with US$1.94 as at 30 June 2003.

Portfolio management

A number of portfolio management activities were finalised during the current year. Sales of non-core assets, including the sale of our interest in the Highland Valley Copper mine (Canada) and the Robinson copper/gold mine (US) by Base Metals, the sale of our interest in Mamore (Bolivia) by Petroleum, sale of a non-core royalty interest by Diamonds and Specialty Products, and sales of non-core mineral rights by Stainless Steel Materials, generated total proceeds of US$277 million.

Capital Management

BHP Billiton has consistently stated that the priorities for its cash flow are:

  to finance growth opportunities with attractive rates of return;

  to maintain a capital structure in line with an A credit rating; and

  to return cash to shareholders, either through its progressive dividend policy or by other means.

The Board of BHP Billiton remains committed to demonstrating strong capital discipline whilst ensuring that BHP Billiton is able to finance its strong and growing organic growth pipeline.

Following a review of its current and anticipated cash flows, the Board has approved a number of actions associated with capital management activities. On 18 August 2004 the Board declared a final dividend of 9.5 US cents per share, an increase of 26.7% over last year's final dividend. This brings the total dividends for the 2004 financial year to 26 US cents per share (refer 'Dividends' below). Additionally, the Board approved plans to pursue additional capital management initiatives with a target amount of up to US$2 billion. BHP Billiton is currently reviewing various means of returning capital, including the use of share buy-backs, so as to optimise value, with the exact amount and timing of any return being dependent upon market conditions.

In November 2003, Standard & Poor's upgraded the Group's long term credit rating from A to A+, and in May 2004, Moody's Investors Service changed the Group's outlook from A2 (stable) to A2 (positive). The benefit of a diversified portfolio, strong financial performance, disciplined financial policies, the integration of the Group's operations following the merger and the lengthening track record in successfully executing our substantial growth projects underpinned our continued positive ratings performance.

Cash flows

Net operating cash flow (after interest and tax) was a record US$5 310 million, with a total cash inflow (after investing and financing activities) of US$162 million.

Total capital and investment expenditure amounted to US$2 624 million, including US$952 million on petroleum projects, and
US$1 672 million on minerals and other minor projects. Of the total capital and investment expenditure, sustaining capital expenditure was US$926 million. In addition, exploration expenditure was US$454 million, comprising petroleum exploration of US$340 million and minerals exploration of US$114 million. Proceeds from the sale of property, plant and equipment, proceeds from the sale investments, and proceeds from the sale of controlled entities, joint venture and associated entities generated US$425 million, contributing to an investing cash outflow of US$2 653 million.

After dividends paid in the period of US$1 501 million (up from US$830 million in the corresponding period), financing cash outflows amounted to US$2 495 million.

Currency

The Group has adopted the US dollar as its reporting currency and, subject to some specific exceptions, its functional currency.

Currency fluctuations affect the Statement of Financial Performance in two principal ways.

Sales are predominantly based on US dollar pricing (the principal exceptions being Petroleum's gas sales to Australian and UK domestic customers and Energy Coal's sales to South African domestic customers). However, a proportion of operating costs (particularly labour) arises in local currency of the operations, most significantly the Australian dollar and South African rand, but also the Brazilian real, the Chilean peso and Colombian peso. Accordingly, changes in the exchange rates between these currencies and the US dollar can have a significant impact on the Group's reported results.

Several subsidiaries hold certain monetary assets and liabilities denominated in currencies other than their functional currency (US dollars), in particular non-US dollar denominated tax liabilities, provisions and, to a lesser extent, debt. Group borrowings are primarily in US dollars, with 4% of borrowings in South African rand. Monetary assets and liabilities are converted into US dollars at the closing rate. The resultant differences are accounted for in the Statements of Financial Performance.

Dividends

A first interim dividend of 8.0 US cents per share was paid on 3 December 2003 and a second interim dividend of 8.5 US cents per share was paid on 5 May 2004. The final dividend for the year ended 30 June 2004 of 9.5 US cents per share was declared after year end and so is not provided for as at 30 June 2004. The final dividend will be paid to shareholders on 22 September 2004. The BHP Billiton Limited dividends are all fully franked for Australian taxation purposes.

The total dividends declared for the year is 26.0 US cents compared to 14.5 US cents in the prior year. Three dividends were declared for the year ended 30 June 2004 as a result of the Group's decision to realign dividend declaration dates to coincide with the announcements of our interim and full year results. In future years, BHP Billiton will declare an interim dividend at the time of its interim results announcement, and a final dividend at the time of its full year results announcement.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and rand to shareholders on the South African section of the register.

International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the Group must comply with Australian Accounting standards that have been revised to satisfy the requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The Group DLC structure results in two parent entities with their own statutory reporting obligations, one in Australia and the other in the UK. While Australia and the UK are currently moving to an IFRS based financial reporting regime in the same timeframe, the Group's DLC structure creates unique IFRS implementation issues. In addition, the regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Australian GAAP and IFRS and their impact on the Group's financial statements in future years. Accordingly, significant uncertainty remains as to the likely impact of IFRS on the Group's financial statements. The Group has not quantified the effects of the differences between Australian GAAP and IFRS.

The Group has established a formal project, monitored by a steering committee, to manage the transition to IFRS reporting. Regular updates are also provided to the Board Risk Management and Audit Committee.

The key potential implications of the conversion to IFRS on the Group identified to date are as follows:

  All derivative financial instruments must be recognised in the Statement of Financial Position and measured at fair value. Application of hedge accounting will only be available where specific designation and effectiveness criteria are satisfied. These changes may impact the manner in which the Group executes risk mitigation strategies through derivatives and their consequent accounting.

  Income tax will be calculated using the 'balance sheet liability' approach, which recognises deferred tax assets and liabilities by reference to differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in profit and loss. This approach has the potential to give rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements.

  The cost of employee compensation provided in the form of equity-based compensation (including shares and options) will be measured based on the fair value of those instruments, rather than their intrinsic value, and accrued over the period of employee service. This is likely to change the total amount of compensation cost and the pattern of cost recognition.

  Defined benefit plan and medical benefit plan arrangements will result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability will be subject to changes in value that may be more volatile than changes in assets and liabilities currently recognised under Group policy. Changes in the net asset or liability of these plans will be recognised directly in profit and loss as they occur.

Changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

Audit

This Preliminary Final Results report is based upon financial statements, which are in the process of being audited.

Statement of Financial Performance

for the year ended 30 June 2004

	2004 US$M (a)	2003 US$M (a)
Revenue from ordinary activities
Operating revenue	22 887	15 608
Non-operating revenue	626	941
	23 513	16 549
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	17 084	11 730
	6 429	4 819
add
Share of net profit of joint venture and associated entities accounted for using the equity method	223	164
	6 652	4 983
deduct
Depreciation and amortisation	1 793	1 689
Borrowing costs	490	511
Profit from ordinary activities before income tax	4 369	2 783
deduct
Income tax expense attributable to ordinary activities	870	883
Net profit	3 499	1 900
deduct
Outside equity interests in net profit of controlled entities	96	40
Net profit attributable to members of the BHP Billiton Group	3 403	1 860

Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax	48	67
Total direct adjustments to equity attributable to members of the BHP Billiton Group	48	67
Total changes in equity other than those resulting from transactions with owners	3 451	1 927

Basic earnings per share (US cents)	54.7	30.0
Diluted earnings per share (US cents)	54.5	29.9

(a) Financial information for 2004 and 2003 represents the financial performance of the BHP Billiton Group (Refer "Basis of preparation").

Statement of Financial Position

as at 30 June 2004
	2004	2003
	US$M (a)	US$M (a)
Current assets
Cash assets	1 818	1 552
Receivables	2 778	2 177
Other financial assets	167	143
Inventories	1 715	1 328
Other assets	176	129
Total current assets	6 654	5 329
Non-current assets
Receivables	748	897
Investments accounted for using the equity method	1 369	1 403
Other financial assets	123	148
Inventories	45	51
Property, plant and equipment	20 945	19 780
Intangible assets	422	466
Deferred tax assets	502	447
Other assets	371	354
Total non-current assets	24 525	23 546
Total assets	31 179	28 875
Current liabilities
Payables	2 786	2 362
Interest bearing liabilities	1 134	898
Tax liabilities	297	309
Other provisions and liabilities	810	1 100
Total current liabilities	5 027	4 669
Non-current liabilities
Payables	177	195
Interest bearing liabilities	5 453	6 426
Deferred tax liabilities	1 053	1 434
Other provisions and liabilities	4 044	3 312
Total non-current liabilities	10 727	11 367
Total liabilities	15 754	16 036
Net assets	15 425	12 839

Equity
Contributed equity - BHP Billiton Limited	1 851	1 785
Called up share capital - BHP Billiton Plc	1 752	1 732
Reserves	547	440
Retained profits	10 928	8 558
Total BHP Billiton interest	15 078	12 515
Outside equity interests	347	324
Total equity	15 425	12 839

(a) Financial information for 2004 and 2003 represents the financial position of the BHP Billiton Group (Refer "Basis of preparation").

Statement of Cash Flows

for the year ended 30 June 2004

	2004	2003
	US$M (a)	US$M (a)
Cash flows related to operating activities
Receipts from customers	23 372	15 415
Payments in the course of operations	(16 671)	(10 617)
Dividends received	238	212
Interest received	78	36
Borrowing costs (includes capitalised interest)	(370)	(411)
Operating cash flows before income tax	6 647	4 635
Income taxes paid	(1 337)	(1 002)
Net operating cash flows (b)	5 310	3 633
Cash flows related to investing activities
Purchases of property, plant and equipment	(2 589)	(2 571)
Exploration expenditure (includes capitalised exploration)	(454)	(348)
Purchases of investments and funding of joint ventures	(35)	(95)
Investing cash outflows	(3 078)	(3 014)
Proceeds from sale of property, plant and equipment	157	99
Proceeds from sale or redemption of investments	89	560
Proceeds from demerger or sale of controlled entities, joint venture and associated entities' interests net of their cash	179	405
Net investing cash flows	(2 653)	(1 950)
Cash flows related to financing activities
Proceeds from ordinary share issues	76	172
Proceeds from interest bearing liabilities	375	3 698
Repayment of interest bearing liabilities	(1 336)	(4 121)
Purchase of shares by Employee Share Ownership Plan (ESOP) trusts	(25)	(6)
Purchase of shares under Share Buy-Back program	-	(20)
Dividends paid	(1 501)	(830)
Dividends paid to outside equity interests	(75)	(38)
Other	(9)	1
Net financing cash flows	(2 495)	(1 144)
Net increase in cash and cash equivalents	162	539
Cash and cash equivalents at beginning of period	1 531	990
Effect of foreign currency exchange rate changes on cash and cash equivalents	(8)	2
Cash and cash equivalents at end of period (c)	1 685	1 531

(a) Financial information for 2004 and 2003 represents the financial performance of the BHP Billiton Group (Refer "Basis of preparation").

Statement of Cash Flows continued

(b) Reconciliation of net cash provided by operating activities to net profit
	2004	2003
	US$M	US$M
Net profit	3 499	1 900
Depreciation and amortisation
	1 793	1 689
Share of net profit of joint venture and associated entities less dividends
	(20)	33
Capitalised borrowing costs
	(97)	(103)
Exploration, evaluation and development expense (excluding diminution)
	284	248
Net gain on sale of non-current assets
	(101)	(34)
Discounting on provisions and other liabilities
	111	97
Closure plans
	534	-
Diminution of property, plant and equipment, investments and intangibles
	116	73
Dalmine settlement
	(66)	-
Employee share awards
	96	70
Exchange differences on Group debt
	104	115
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations
Increase in inventories
	(356)	(250)
Increase in deferred charges
	(80)	(118)
Increase in trade receivables
	(560)	(264)
Decrease/(increase) in sundry receivables
	35	(98)
Decrease in income taxes payable
	(19)	(189)
(Decrease)/increase in deferred taxes
	(439)	87
Increase in trade creditors
	259	132
Increase in sundry creditors
	132	112
Decrease in interest payable
	(2)	(14)
Increase in other provisions and liabilities
	84	226
Other movements (d)
	3	(79)
Net cash provided by operating activities	5 310	3 633

(c) For the purpose of the Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.
	2004	2003
	US$M	US$M
Reconciliation of cash
Cash and cash equivalents comprise:
Cash assets
Cash
	674	587
Short-term deposits
	1 144	965
Total cash assets	1 818	1 552
Bank overdrafts	(133)	(21)
Total cash and cash equivalents	1 685	1 531

(d) In the year ended 30 June 2003, amounts include the demerged Steel business.

BASIS OF PREPARATION

In accordance with the Australian Securities and Investments Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this report presents the financial results of the BHP Billiton Group as follows:

  Results for the years ended 30 June 2004 and 30 June 2003 are of the combined entity including both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies; and

  Results are presented in US dollars unless otherwise stated.

CHANGE IN ACCOUNTING POLICY

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2003, except for the change in accounting policy for employee share awards referred to below.

Employee share awards

Effective 1 July 2003, the BHP Billiton Group changed its accounting policy for employee share awards.

Under the revised accounting policy, the estimated cost of share awards made by the BHP Billiton Group is charged to profit over the period from grant date to the date of expected vesting (where there are no performance hurdles) or the performance period, as appropriate. The accrued employee entitlement is recorded as an equal credit to shareholders' equity. The estimated cost of awards is based on the market value of shares at the grant date or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable.

In prior years, the estimated cost of share awards was initially charged to profit and recorded as a provision using the market value of shares at the grant date. Where share awards were satisfied by on-market purchases, the cost was subsequently adjusted to the actual consideration for shares purchased.

The effect of the accounting policy change on the Statement of Financial Performance for the year ended 30 June 2004 is an increase in net profit for the year of US$12 million representing costs no longer recognised for the excess consideration paid to purchase shares on-market (US$8 million) and the foreign currency translation of the accrued cost of unvested awards now recorded in shareholders' equity (US$4 million).

The impact on the prior period Statement of Financial Performance is immaterial. For comparative purposes the relevant items in the Statement of Financial Position as at 30 June 2003 have been reclassified.

Full details of the policy change, including the effect on the Statement of Financial Position, will be set out in the Group's Annual Report for the year ended 30 June 2004.

SIGNIFICANT ITEMS

Individually significant items (before outside equity interests) included within the BHP Billiton Group net profit are detailed below.
	Year ended 30 June 2004			Year ended 30 June 2003
	Gross US$M	Tax US$M	Net US$M	Gross US$M	Tax US$M	Net US$M
Introduction of tax consolidation regime in Australia (a)	-	267	267	-	-	-
Litigation settlement (b)	66	(18)	48	-	-	-
US and Canadian taxation deductions (c)	-	238	238	-	-	-
Closure plans (d)	(534)	22	(512)	-	-	-
Loss on sale of 6% interest in BHP Steel (e)	-	-	-	(19)	-	(19)
Total	(468)	509	41	(19)	-	(19)

Introduction of tax consolidation regime in Australia
During the year ended 30 June 2004 BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This has resulted in the restatement of deferred tax balances and a tax benefit of US$267 million being recorded in accordance with Urgent Issues Group Abstract 52. The BHP Billiton Limited Interim Report noted that BHP Billiton made the election to consolidate and as a result, the Group recorded a tax benefit of US$207 million as at 31 December 2003. As a result of recent pronouncements by the Australian government and taxation authority on the Australian tax consolidation regime, and revision of estimates, an additional benefit of US$60 million has since been recorded for the year ended 30 June 2004.

Litigation settlement
In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton has recorded a gain of US$66 million, before tax expense of US$18 million.

US and Canadian taxation deductions
During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada has increased to the extent that some of the provisions against deferred tax assets established in prior years are no longer necessary. This is a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group has recorded a tax benefit of US$238 million.

Closure plans
During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group's Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites, a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle steelworks and the Selbaie copper mine. Accordingly, the Group has recorded a net after-tax loss of US$512 million.

Loss on sale of 6% interest in BHP Steel
Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group's Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale was recognised in the year ended 30 June 2003.

SEGMENT RESULTS

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

  Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG);

  Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina);

  Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead and copper by-products including gold);

  Carbon Steel Materials (exploration for and mining, processing and marketing of coking coal, iron ore and manganese);

  Diamonds and Specialty Products (EKATI diamond mine, titanium operations, metals distribution activities and exploration, and technology activities);

  Energy Coal (exploration for and mining, processing and marketing of steaming coal); and

  Stainless Steel Materials (exploration for and mining, processing and marketing of chrome and nickel).

Net unallocated interest represents the charge to profit of debt funding to the BHP Billiton Group.

Group and unallocated items represent Group Centre functions and certain comparative data for divested assets and investments.

It is the Group's policy that inter-segment sales are made on a commercial basis.

Industry segment information
US$ million	External revenue	Inter-segment revenue	Share of net profit of equity accounted investments	Profit before tax (a) (b)	Gross segment assets	Gross segment liabilities	Carrying value of equity accounted investments
Year ended 30 June 2004
Petroleum	5 686	50	-	1 456	6 764	2 800	98
Aluminium	4 463	-	-	765	6 233	949	-
Base Metals	3 080	-	45	614	5 322	2 856	212
Carbon Steel Materials	4 640	7	78	1 110	4 450	1 659	286
Diamonds and Specialty Products	698	22	19	321	1 510	521	250
Energy Coal	2 351	-	85	186	3 192	1 186	519
Stainless Steel Materials	1 782	-	-	555	2 190	538	4
Group and unallocated items (c)	730	1 071	(4)	(231)	1 518	5 245	-
	23 430	1 150	223	4 776	31 179	15 754	1 369
Net unallocated interest	83			(407)
	23 513			4 369
Year ended 30 June 2003
Petroleum	3 334	4	-	1 178	5 164	2 207	73
Aluminium	3 401	-	-	569	5 976	936	-
Base Metals	1 757	-	20	245	4 423	1 133	262
Carbon Steel Materials	3 474	26	57	1 018	3 793	1 562	299
Diamonds and Specialty Products	469	11	59	185	1 455	362	277
Energy Coal	1 901	-	27	162	3 185	1 120	488
Stainless Steel Materials	1 105	-	1	145	2 077	426	4
Group and unallocated items (c)	966	465	-	(256)	2 802	8 290	-
	16 407	506	164	3 246	28 875	16 036	1 403
Discontinued Operations (d)	75			(19)
Net unallocated interest	67			(444)
	16 549			2 783

(a) Before outside equity interests.

(b) Excludes income tax expense for BHP Billiton Group of US$870 million (2003: US$883 million), which results in a net profit after income tax expense of US$3 499 million (2003: US$1 900 million).

(c) Includes consolidation adjustments.

(d) The results of operations and the financial position presented as Discontinued Operations, represents the demerged Steel business.

BORROWING COSTS

	2004	2003
	US$M	US$M
Borrowing costs paid or due and payable
On interest bearing liabilities
	365	396
On finance leases
	2	4
Total borrowing costs	367	400
deduct
Amounts capitalised (a)	97	103
	270	297
add
Discounting on provisions and other liabilities	111	97
Exchange differences on Group borrowings (b)	109	117
Borrowing costs charged against net profit from ordinary activities	490	511

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group. For the year ended 30 June 2004 the capitalisation rate was 4.6 per cent (2003: 5.2 per cent).

(b) Exchange differences primarily represent the effect on borrowings of the appreciation of the rand against the US dollar.

TOTAL EQUITY
	2004	2003
	US$M	US$M
Total equity opening balance	12 839	13 167
Total changes in equity recognised in the Statement of Financial Performance	3 451	1 927
Transactions with owners - contributed equity	66	98
Accrued employee entitlement to share awards	96	70
Dividends	(1 025)	(900)
Purchase of shares made by ESOP trusts	(25)	(6)
BHP Billiton Plc share repurchase scheme (a)	-	(20)
BHP Steel demerger - capital reduction	-	(1 489)
Total changes in outside equity interests	23	(8)
Total equity closing balance	15 425	12 839

(a) BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. No shares were purchased in the year ended 30 June 2004 (2003: 3 890 000 ordinary shares). The aggregate purchase price of US$nil (2003: US$20 million) was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from total equity. On 23 June 2004, 3 890 000 ordinary shares of BHP Billiton Plc, which were held by Nelson Investment Limited, were transferred to a Group ESOP trust.

RETAINED PROFITS
	2004	2003
	US$M	US$M
Retained profits opening balance	8 558	7 455
Dividends provided for or paid (a)
	(1 025)	(900)
Vesting of employee share awards
	(8)	-
Aggregate of amounts transferred from reserves
	-	143
Net profit
	3 403	1 860
Retained profits closing balance	10 928	8 558

(a) Dividends declared since 30 June 2004 of US$592 million (2003: US$nil) have not been provided for.

EARNINGS PER SHARE
	2004	2003
Basic earnings per share (US cents)	54.7	30.0
Diluted earnings per share (US cents)	54.5	29.9
Basic earnings per American Depositary Share (ADS) (US cents) (a)	109.4	60.0
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	109.0	59.8
Earnings (US$ million) (b)	3 403	1 860

(a) For the periods indicated, each ADS represents two ordinary shares.

(b) Represents basic and diluted earnings.

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:
	2004	2003
Weighted average number of shares	Million	Million
Basic earnings per share denominator	6 218	6 207
Shares and options contingently issuable under employee share ownership plans	28	15
Diluted earnings per share denominator	6 246	6 222

INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
		Ownership interest				Contribution to
						operating profit
						after income tax
		At joint venture's or associate's reporting date		At BHP Billiton Group reporting date
Major shareholdings in joint		2004	2003	2004	2003	2004	2003
venture and associated entities	Principal activities	%	%	%	%	US$M	US$M
Carbones del Cerrejon LLC	Coal mining	33.3	33.3	33.3	33.3	58	27
Highland Valley Copper (a)	Copper mining	33.6	33.6	-	33.6	7	(3)
Samarco Mineracao SA	Iron ore mining	50	50	50	50	75	54
Minera Antamina SA	Copper and zinc mining	33.75	33.75	33.75	33.75	38	-
Minera Alumbrera Limited (b)	Copper and gold mining	-	-	-	-	-	25
Other (c)						45	61
Total						223	164
	2004	2003
	US$M	US$M
Share of net profit of investments accounted for using the equity method
Revenue	2 056	1 902
Expenses	(1 726)	(1 637)
Profit before income tax	330	265
Income tax expense	(107)	(101)
Share of net profit of investments accounted for using the equity method	223	164

(a) Effective January 2004, the BHP Billiton Group sold its interest in Highland Valley Copper for US$81 million.

(b) Effective April 2003, the BHP Billiton Group sold its interest in Minera Alumbrera Limited for US$187 million.

(c) Includes various immaterial equity accounted joint venture and associated entities and the Richards Bay Minerals joint venture entity owned 50% (2003: 50%).

DETAILS OF CONTROL GAINED OVER OR LOSS OF CONTROL OF ENTITIES HAVING A MATERIAL EFFECT DURING THE PERIOD
Company	Profit/(loss) attributable to members of the BHP Billiton Group arising on disposal US$M	Fair value of net tangible assets on disposal US$M
Material demergers and disposals

2003
BHP Steel Limited Group
	(19)	1 861

There were no material acquisitions in 2004 or 2003.

There were no material demergers or disposals in 2004.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 30 August 2004